UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CONE Midstream Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

206812109

(CUSIP Number)

David M. Khani

Chief Financial Officer

CNX Center

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206812109	13D	Page 1 of 12 Pages

1.	Name of Reporting Person: CNX Resources Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: None
	8.	Shared Voting Power: 21,692,198
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 21,692,198
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,692,198
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 34.1%
14.	Type of Reporting Person: CO

CUSIP No. 206812109	13D	Page 2 of 12 Pages

1.	Name of Reporting Person: CNX Gas Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: None
	8.	Shared Voting Power: 21,692,198
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 21,692,198
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,692,198
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 34.1%
14.	Type of Reporting Person: CO

CUSIP No. 206812109	13D	Page 3 of 12 Pages

1.	Name of Reporting Person: CNX Gas Company LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Virginia
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: None
	8.	Shared Voting Power: 21,692,198
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 21,692,198
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,692,198
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 34.1%
14.	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 206812109	13D	Page 4 of 12 Pages

Explanatory Note:

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed on November 23, 2016 with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 26, 2017 (as amended to date, the “Schedule 13D”), relating to the common units representing limited partner interests (the “Common Units”) in CONE Midstream Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	This Schedule 13D is filed by CNX Resources Corporation, a Delaware corporation (“CNX”), CNX Gas Corporation, a Delaware corporation (“CNX Gas Corp”), and CNX Gas Company LLC, a Virginia limited liability company (“CNX Gas LLC”). Each of the foregoing is referred to collectively as the Reporting Persons.

Information concerning the executive officers and board of directors or managers of each of the Reporting Persons, as applicable (collectively, the “Listed Persons”), including name, business address, present principal occupation or employment, and citizenship is listed on the attached Schedule I, which is incorporated herein by reference.

(b)	The address for the Reporting Persons is CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317.

(c)	The principal businesses of the Reporting Persons are Appalachian area natural gas and liquids activities, including production, gathering, processing and acquisition of natural gas properties in the Appalachian Basin.

(d)-(e)	During the past five years, none of the Reporting Persons, and none of the Listed Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CNX and CNX Gas Corp are organized under the laws of the State of Delaware. CNX Gas LLC is organized under the laws of the Commonwealth of Virginia.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On December 14, 2017, CNX Gas LLC entered into a Purchase Agreement (the “Purchase Agreement”) with NBL Midstream, LLC (“Noble”), pursuant to which CNX Gas LLC will acquire Noble’s 50% membership interest in CONE Gathering LLC (“CONE Gathering”), for a cash purchase price of $305 million and the mutual release of all outstanding claims (the “Acquisition”). The closing of the Purchase Agreement is not subject to a financing condition.

CONE Gathering holds 100% of the member interests in CONE Midstream GP LLC (the “General Partner”), which is the general partner of the Issuer. The General Partner owns a two percent general partner interest in the Issuer and all of the Issuer’s incentive distribution rights. The closing of the Acquisition (the “Closing”) is expected to occur in the first quarter of 2018, subject to the satisfaction of customary closing conditions.

The Purchase Agreement contains customary representations, warranties and covenants. From and after the Closing, CNX Gas LLC and Noble have agreed to indemnify each other against certain losses resulting from any breach of their representations, warranties or covenants contained in the Purchase Agreement, subject to certain customary limitations and survival periods.

CUSIP No. 206812109	13D	Page 5 of 12 Pages

The Purchase Agreement may be terminated, subject to certain exceptions, (i) upon mutual written consent of CNX Gas LLC and Noble, (ii) if the Closing has not occurred by March 14, 2018 or (iii) for certain material breaches of representations and warranties or covenants that remain uncured.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, following the Closing, the Reporting Persons will own 100% of the membership interests of CONE Gathering, which owns all of the membership interests in the Issuer’s General Partner and appoints the General Partner’s board of directors. The Reporting Persons may engage in discussions with management, the board of directors, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 63,589,603 Common Units outstanding as of November 15, 2017, following the conversion of all subordinated units of the Issuer into Common Units on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CNX Resources Corporation	21,692,198	34.1%	0	21,692,198	0	21,692,198
CNX Gas Corporation	21,692,198	34.1%	0	21,692,198	0	21,692,198
CNX Gas Company LLC	21,692,198	34.1%	0	21,692,198	0	21,692,198

CUSIP No. 206812109	13D	Page 6 of 12 Pages

CNX Gas LLC is the record holder of 21,692,198 Common Units. CNX Gas LLC is a wholly owned subsidiary of CNX Gas Corp, which is a wholly owned subsidiary of CNX, a publicly traded company listed on the New York Stock Exchange.

(c)	Since the most recent filing on Schedule 13D, none of the Reporting Persons or Listed Persons has effected any transactions in the Common Units.

(d)	None.

(e)	Not applicable.

Item 7	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended to replace the previously filed Exhibit 1 in its entirety as follows:

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement

CUSIP No. 206812109	13D	Page 7 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2017	CNX Resources Corporation

/s/ Stephen W. Johnson
	By:	Stephen W. Johnson
Executive Vice President and Chief Administrative Officer

CNX Gas Corporation

/s/ Stephen W. Johnson
	By:	Stephen W. Johnson
Executive Vice President

CNX Gas Company LLC

/s/ Stephen W. Johnson
	By:	Stephen W. Johnson
Senior Vice President

CUSIP No. 206812109	13D	Page 8 of 12 Pages

Schedule I

Information regarding each managing member, director and executive officer of the Reporting Persons, or each person controlling the Reporting Persons, is set forth below.

Reporting Person: CNX Resources Corporation

Name	Business Address	Principal Occupation or Employment	Citizenship

Nicholas J. DeIuliis	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director	USA

Stephen W. Johnson	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Administrative Officer	USA

Donald W. Rush	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Financial Officer	USA

Timothy C. Dugan	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Operating Officer - Exploration and Production	USA

William N. Thorndike, Jr.	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chairman of the Board (Managing Director of Housatonic Partners)	USA

J. Palmer Clarkson	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (President and Chief Executive Officer of Bridgestone HosePower, LLC)	USA

William E. Davis	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Chairman and Chief Executive Officer of Niagara Mohawk Power Corporation)	USA

CUSIP No. 206812109	13D	Page 9 of 12 Pages

Maureen E. Lally-Green	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Judge on the Superior Court of Pennsylvania)	USA

Bernard Lanigan, Jr.	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Chairman and Chief Executive Officer of Southeast Asset Advisors, Inc.)	USA

CUSIP No. 206812109	13D	Page 10 of 12 Pages

Reporting Person: CNX Gas Corporation

Name	Business Address	Principal Occupation or Employment	Citizenship

Timothy C. Dugan	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Operating Officer - Exploration and Production of CONSOL Energy Inc. Position with Reporting Person: Director and President and Chief Executive Officer	USA

Nicholas J. DeIuliis	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director of CONSOL Energy Inc. Position with Reporting Person: Director	USA

Stephen W. Johnson	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Administrative Officer of CONSOL Energy Inc. Position with Reporting Person: Director and Executive Vice President	USA

CUSIP No. 206812109	13D	Page 11 of 12 Pages

Reporting Person: CNX Gas Company LLC

Name	Business Address	Principal Occupation or Employment	Citizenship

Timothy C. Dugan	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Operating Officer - Exploration and Production of CONSOL Energy Inc. Position with Reporting Person: Manager and President and Chief Executive Officer	USA

Nicholas J. DeIuliis	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director of CONSOL Energy Inc. Position with Reporting Person: Manager	USA

Stephen W. Johnson	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Administrative Officer of CONSOL Energy Inc. Position with Reporting Person: Manager and Senior Vice President	USA